Exhibit (g)(3)



                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                           IN AND FOR NEW CASTLE COUNTY

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                                              )
DANIEL BRUNO,                                 )
                                              )
                    Plaintiff,                )       CIVIL ACTION NO.
                                              )            14582
               v.                             )
                                              )
SCOR U.S. CORPORATION, SCOR S.A.,             )
JACQUES P. BLANDEAU, SERGE M.P. OSOUF,        )
JOHN R. COX, RAYMOND H. DECK,                 )
MICHEL J. GUDEFIN, JEROME KARTER,             )
JEAN MASSE, RICHARD M. MURRAY,                )
PATRICK PEUGEOT, JOHN W. POPP,                )
FRANCOIS REACH and DAVID J. SHERWOOD,         )
                                              )
                    Defendants.               )
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                             CLASS ACTION COMPLAINT
                             ----------------------

        Plaintiff, by his attorneys, for his Complaint alleges, upon information and belief, except as to the allegations contained in paragraph 2, which plaintiff alleges upon knowledge, as follows:

                               NATURE OF ACTION
                               ----------------

        1. Plaintiff brings this class action on behalf of himself and all other public shareholders of defendant SCOR U.S. Corporation ("SCOR U.S." or the "Company") similarly situated (the "Class") to enjoin defendants from effectuating an unfair cash-out acquisition by SCOR S.A. ("SCOR S.A."), designed to force the sale of minority shareholders' equity interest in SCOR U.S. at a grossly inadequate and unfair price of $14 per share. As set forth below, pursuant to the proposed acquisition, SCOR S.A., which now controls approximately 80% of the Company's total common stock outstanding, will acquire the remaining 20% of the Company's common stock. The proposed transaction is manifestly unfair as it is substantially

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below the true value of the Company and, as the $14.00 per share acquisition price represents a discount of $1.00 per share below the Company's common stock closing price on the day that the proposal transaction was announced.

                                   PARTIES
                                   -------

         2. Plaintiff Daniel Bruno, at all times relevant thereto, owned shares of SCOR U.S. common stock.

         3. Defendant SCOR U.S. is a Delaware corporation with principal executive offices located at Two World Trade Center, New York, New York 10048. SCOR U.S. is a holding company that provides property and casualty insurance and reinsurance in the treaty and facultative markets through its operating subsidiaries. As of March 28, 1995, the Company had 18,164,620 shares of common stock outstanding.

         4. At all relevant times herein, defendant Jacques P. Blondeau ("Blondeau") was Chairman of the Board of Directors of SCOR U.S. ("Board"), and a member of the Board's Executive Committee and Finance Committee. He is also Chairman of the Board and Chief Executive Officer of SCOR S.A. For the fiscal year ended December 31, 1994, Blondeau received cash compensation from SCOR U.S. totalling $175,000.

         5. At all relevant times herein, the following Individual Defendants were also members of the Board of SCOR U.S.:

              (a) Defendant Jerome Karter ("Karter") is Chief
     Executive Officer, a member of the Board as well as a member of its Executive Committee.

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        (b) Defendant Serge M.P. Osouf ("Osouf") is Vice
Chairman of the Board as well as a member of its Executive and Finance Committees. He is also the General Manager of SCOR S.A.

        (c) Defendant John R. Cox ("Cox") is a member of the
Board, as well as a member of its Executive and Audit
Committees.

        (d) Defendant Raymond H. Deck ("Deck") is a member of the Board, as well as a member of its Executive, Finance, Audit and Compensation Committees.

        (e) Defendant Michel J. Gudefin ("Gudefin") is a member of the Board, as well as a member of its Audit and Compensation Committees.

        (f) Defendant Jean Masse ("Masse") is a member of the Board, as well as a member of its Finance Committee.

        (g) Defendant Richard M. Murray ("Murray") is a member of the Board, as well as a member of its Audit Committee.

        (h) Defendant Patrick Peugeot ("Peugeot") is a member of the Board, as well as a member of its Finance Committee.

        (i) Defendant John W. Popp ("Popp") is a member of the
Board, as well as a member of its Audit and Compensation
Committees.

        (j) Defendant Francois Reach ("Reach") is a member of the Board, as well as a member of its Finance Committee. He is also the Chairman and Chief Executive Officer of Reafin, the finance company subsidiary of SCOR S.A.

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              (k) Defendant David J. Sherwood ("Sherwood") is a member
     of the Board, as well as its Executive, Audit and Compensation
     Committees.

         6. By virtue of their positions as directors and/or senior executive officers of SCOR U.S. and their exercise of control over its business and corporate affairs, defendants Blondeau, Osouf, Cox, Deck, Gudefin, Karter, Masse, Murray, Peugeot, Popp, Reach and Sherwood (collectively the "Individual Defendants") had, at all relevant times, the power to control and influence, and did control and influence, SCOR U.S. Each Individual Defendant owes SCOR U.S. and its public stockholders fiduciary obligations and is required to: use his ability to control and manage SCOR U.S. in a fair, just and equitable manner; maximize shareholder value; act in furtherance of the best interests of SCOR U.S. and its public stockholders; govern SCOR U.S. in such a manner as to heed the expressed views of its public shareholders; refrain from abusing his position of control; provide full disclosure to the public shareholders; and not favor his own or any other party's interests at the expense of SCOR U.S. and its public shareholders.

         7. At all relevant times herein, defendant SCOR S.A. owned and/or controlled approximately 80 percent of the outstanding shares of SCOR U.S. common stock. Defendant SCOR S.A. dominates and controls the affairs of SCOR U.S., including the Company's Board. As a result of this domination and control, said defendant has determined unfairly to acquire the remaining outstanding shares

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of SCOR U.S. at a grossly inadequate price to the detriment of the minority public shareholders, in breach of its fiduciary duties.

                   CLASS ACTION ALLEGATIONS
                   ------------------------

         8. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, for declaratory, injunctive and other relief on his own behalf and as a class action, on behalf of all public stockholders of SCOR U.S. (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest.

         9. This action is properly maintainable as a class action for the following reasons:

               (a) The class of stockholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of March 28, 1995, SCOR U.S. had approximately 18,164,620 shares of common stock duly issued and outstanding, which traded on the New York Stock Exchange, and were owned by 140 shareholders of record. Members of the Class are scattered throughout the United States.

               (b) There are questions of law and fact that are
     common to the members of the Class and that predominate over any questions affecting any individual members. The common questions include, inter alia, the following:
                        ----- ----

                     (i) whether defendants have engaged in conduct
               constituting unfair dealing to the detriment of the public stockholders of SCOR U.S.;

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              (ii) whether the acquisition proposal by SCOR S.A.
         of $14 per share is unfair to the public stockholders of SCOR U.S. because it does not constitute a fair price for the shares of the Company; and

              (iii) whether the defendants have breached fiduciary and common law duties owed by them to plaintiff and the other members of the Class.

         (c) The claims of plaintiff are typical of the claims of the other members of the Class, and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

         (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, and would establish incompatible standards of conduct for the party opposing the Class.

          (f) Defendants have acted, and are about to act, on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

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          (g) Plaintiff anticipates that there will be no
difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                          SUBSTANTIVE ALLEGATIONS
                          -----------------------



     10. SCOR U.S. is one of the largest domestic insurance holding companies, which provides, through its subsidiaries, property and casualty insurance and reinsurance on both a treaty and facultative basis. Its operating subsidiaries have emphasized the development of long-term relationships with medium-size regional and specialty companies. The Company is based in New York and has recently embarked on a growth plan to focus on writings of business in certain targeted areas that the Company believes hold greater profit potential.

     11. The Company has also recently reduced costs, strengthened its balance sheet and developed an investment strategy that emphasizes quality and liquidity. For the first two quarters of fiscal-year 1995, ended June 30, 1995, the Company reported revenues of $150.5 million, which represented an increase of 9.2% when compared to the same period for the prior fiscal year.

     12. On April 3, 1995, the Company received an "A"
(Excellent) rating from A.M. Best Co.  A.M. Best Co. stated that
SCOR U.S.'s "Excellent" rating "reflects its solid capital position and strong majority owner, good long-term performance and recognized leadership position."

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     13. On September 26, 1995, SCOR S.A. announced that it
intended to commence an offer to acquire the 20% of SCOR U.S. it does not own for $14 per share, or about $50.4 million. The offer price represents a discount of approximately 6.6% below SCOR U.S.'s closing price of $15 per share on the day the announcement was made.

     14. Given SCOR S.A.'s domination and control of SCOR U.S., the SCOR U.S. Board cannot be expected independently to act and advocate the best interests of SCOR U.S.'s public shareholders. Moreover, by virtue of its control and domination of SCOR U.S., SCOR S.A. has unique knowledge of the Company and has access to information denied or unavailable to the public.

     15. Given the domination and control of SCOR S.A., the Individual Defendants cannot be expected to negotiate for the best and highest price for SCOR U.S.'s public shareholders.

     16. In view of defendant SCOR S.A.'s control of SCOR U.S., it is unfair and in violation of defendants' fiduciary duties to consummate the transaction without first obtaining a recommendation and input by a truly independent representative of the public stockholders or obtaining the majority approval of the public stockholders.

     17. By virtue of the acts and conduct alleged herein, the defendants are carrying out a preconceived plan whereby SCOR S.A. will acquire the minority public shares of SCOR U.S. pursuant to a price that is grossly inadequate and intrinsically unfair to SCOR U.S. public stockholders, is substantially below true value and is

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a product of defendants' conflicts of interest. As a result, the public common stockholders of SCOR U.S. will be wrongfully deprived of their valuable investment in the Company and all of its present and continuing profitability and growth and will receive, in return for their investment, grossly inadequate consideration.

         18. The proposed acquisition constitutes an improper and unlawful attempt by the defendants unfairly to cash-out the minority shareholders of SCOR U.S.

         19. Unless enjoined by this Court, defendants will continue to breach fiduciary duties owed to plaintiff and the other members of the Class, and will succeed in consummating an unfair transaction by virtue of the unfair dealing complained of herein, all to the irreparable harm of the Class.

         20. Plaintiff and the other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment and relief in his favor and in favor of the Class and against defendants, as follows:

         A. Declaring that this action be certified as a proper class action and certifying plaintiff as class representative;

         B. Declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class;

         C. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or

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closing the proposed transaction which will irreparably harm plaintiff and the Class;

         D. In the event the acquisition proposal is consummated, rescinding it and setting it aside and/or granting rescissory damages;

         E. Awarding compensatory damages in an amount to be determined upon the proof submitted to the court;

         F. Awarding the costs and disbursements of this action;

         G. Awarding plaintiff counsel fees; and

         H. Awarding such other and further relief which the Court may deem just and proper.

Dated: September 28, 1995

                                         CHIMICLES, JACOBSEN & TIKELLIS


                                         /s/ Pamela S. Tikellis
                                         ----------------------
                                         Pamela S. Tikellis
                                         James C. Strum
                                         Robert J. Kriner, Jr.
                                         One Rodney Square
                                         P.O. Box 1035
                                         Wilmington, Delaware 19899
                                         (302) 686-2500

                                         Attorneys for Plaintiff



OF COUNSEL:

BERNSTEIN LITOWITZ BERGER
  & GROSSMANN
Vincent R. Cappucci
1285 Avenue of the Americas
New York, New York 10019
(212) 554-1400

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